Exhibit 99.1

Execution Version

THIRD AMENDING AGREEMENT

TO

AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN:

PRECISION DRILLING CORPORATION

(as Borrower)

– and –

THE FINANCIAL INSTITUTIONS SIGNATORY HERETO

IN THEIR CAPACITIES AS LENDERS

(as Lenders)

– and –

ROYAL BANK OF CANADA

(as Administration Agent for the Lenders)

– with –

RBC CAPITAL MARKETS

(as Co-Lead Arranger and Sole Bookrunner)

– and –

ATB FINANCIAL, THE BANK OF NOVA SCOTIA, CREDIT SUISSE AG, TORONTO

BRANCH, EXPORT DEVELOPMENT CANADA, HSBC BANK CANADA, AND THE

TORONTO-DOMINION BANK

(as Co-Lead Arrangers and Co-Syndication Agents)

– and –

CANADIAN WESTERN BANK, FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

WELLS FARGO BANK, N.A., ZIONS BANCORPORATION N.A. dba AMEGY BANK

AND NATIONAL BANK OF CANADA

(as Co-Documentation Agents)

Dated as of November 30, 2018

THIRD AMENDING AGREEMENT

This Third Amending Agreement is made as of November 30, 2018.

BETWEEN:

PRECISION DRILLING CORPORATION, as Borrower,

AND:

EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO, in their respective capacities as Lenders (hereinafter collectively referred to as the “Lenders” and individually as a “Lender”),

AND:

ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada, in its capacity as agent of the Lenders (the “Agent”).

WHEREAS the Borrower, the Agent and the Lenders (other than the New Lender) are parties to an Amended and Restated Credit Agreement dated as of April 15, 2016, as amended by a first amending agreement made as of January 20, 2017 and a second amending agreement made as of November 21, 2017 (as amended, the “Credit Agreement”);

AND WHEREAS National Bank of Canada (the “New Lender”) has agreed to become a Lender;

AND WHEREAS each of the Fronting Lenders, the Agent and the Borrower have agreed to consent to the New Lender becoming a Lender;

AND WHEREAS the Borrower, the Lenders and the Agent wish to amend the Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the Borrower, the Lenders and the Agent agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

(a)	“Amended Credit Agreement” means the Credit Agreement as amended and supplemented by this Amending Agreement, as the same may be further amended, modified, supplemented or restated from time to time;

(b)	“Amending Agreement” means this third amending agreement and includes, for certainty, the Consent and Acknowledgement attached hereto; and

(c)	all capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement.

1.2	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Amending Agreement. The words “hereto”, “herein”, “hereunder”, “herewith” and similar expressions and the term “Agreement” mean and refer to this Amending Agreement.

1.4	Time

Unless otherwise provided herein, all references to a time in this Amending Agreement shall mean local time in Calgary, Alberta.

ARTICLE 2

AMENDMENTS

2.1	Extension of Maturity Date

(a)	The definition of “Maturity Date” in Section 1.1 of the Credit Agreement is hereby amended by deleting the date “November 21, 2021” on the first line thereof and replacing it with “November 21, 2022”.

(b)	The parties hereto hereby confirm and agree that the Maturity Date is hereby extended to November 21, 2022, subject to the proviso in the definition of “Maturity Date”.

2.2	Addition of New Lender; Revisions to Commitments

(a)

The parties hereto hereby confirm and agree that, from and after the date hereof, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Loan Documents having the Commitment set forth opposite its name on Exhibit 1 hereto and all references herein or therein to “Lenders” or a “Lender” shall be deemed to include the New Lender.

(b)

The New Lender hereby agrees that it will be bound by the Credit Agreement and the other Loan Documents as a Lender to the extent of its Commitment as fully as if it had been an original party to the Credit Agreement.

(c)

Without in any way limiting the other provisions hereof or of the Credit Agreement, the New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

(d)

The New Lender acknowledges to the Agent that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and the other Loan Documents and all other matters incidental to the Credit Agreement and the other Loan Documents. The New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:

(i)

to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, its Subsidiaries or any other Person under or in connection with the Credit Agreement and the other Loan Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or

(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

The New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Loan Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Amending Agreement, the Credit Agreement, the other Loan Documents and the transactions contemplated hereby and thereby. The New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Loan Documents.

(e)

The Fronting Lenders, the Agent and the Borrower each hereby consent to the addition and novation of the New Lender into the Credit Agreement as a Lender and agree to recognize the New Lender as a Lender under the Credit Agreement as fully as if the New Lender had been an original party to the Credit Agreement.

(f)

Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto as Exhibit 1. Each Lender’s Commitment is hereby revised to be as set forth in Schedule A attached hereto as Exhibit 1.

2.3	Funding of Loans, Bankers’ Acceptances and Letters of Credit to Reflect Revised Commitments

(a)

In order to give effect to the foregoing, upon, and with effect from, the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, existing Loans and Letters of Credit) to give effect to the revised Commitments contemplated by Section 2.2 and to ensure that the aggregate Obligations owing to each Lender under the Credit Facility are outstanding in proportion to each Lender’s Proportion of all outstanding Obligations under the Credit Facility after giving effect to such revised Commitments; provided that, for certainty, the foregoing provisions of this Section 2.3(a) shall not apply to Libor Loans or Bankers’ Acceptances outstanding on the date the revised Commitments become effective, such Libor Loans and Bankers’ Acceptances being subject to and dealt with pursuant to Section 2.3(b) hereof.

(b)

The parties hereby acknowledge that, on the date the foregoing revisions in Commitments become effective, Libor Loans and Bankers’ Acceptances having terms to maturity ending after the effective date thereof may be outstanding (the “Outstanding Libor Loans/BAs”). Notwithstanding any provision of the Credit Agreement or this Amending Agreement to the contrary, each Lender shall not, with respect to the revised amounts of their respective Commitments, have any right, title, benefit or interest in or to any Outstanding Libor Loans/BAs nor any obligation or liability to the other Lenders in respect thereof, it being acknowledged and agreed by the parties hereto that any obligation of the Borrower to repay or reimburse the Lenders in respect of the Outstanding Libor Loans/BAs is solely a risk and for the account of the Lenders based upon their respective Lenders’ Proportions as in effect prior the foregoing revisions in Commitments.

(c)

Notwithstanding the foregoing, from time to time, as the Outstanding Libor Loans/BAs mature and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans and Bankers’ Acceptances effecting such Rollovers and Conversions to the full extent of its Commitment and Lender’s Proportion therein after giving effect to the revisions in Commitments contemplated hereby as they become effective.

(d)

Without limiting the other provisions hereof or of the Credit Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify each applicable Fronting Lender for its Lender’s Proportion of any Fronted Letter of Credit outstanding on the effective date of the foregoing revisions in Commitments based upon its Commitment after giving effect to the revision thereof (to the extent the Borrower fails to reimburse or indemnify each such Fronting Lender in accordance with the Credit Agreement). Each of the Lenders shall be entitled to its Lender’s Proportion (based upon its Commitment after giving effect to the revisions in Commitments contemplated hereby as they become effective) of any fees to be paid pursuant to Section 5.5(a) of the Credit Agreement in respect of such outstanding Fronted Letters of Credit for the period from and after the effective date of the revisions in Commitments contemplated hereby as they become effective until the expiry date of such Fronted Letters of Credit and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent to give effect to the foregoing.

2.4	Other Amendments

(a)	Section 1.1 of the Credit Agreement is hereby amended by:

(i)

deleting the definitions of “2020 Notes” and “2020 Note Indenture” and inserting the following new definitions where such definitions would appear alphabetically in Section 1.1 of the Credit Agreement:

“2026 Notes” means the U.S.$400,000,000 senior unsecured notes due January 15, 2026 issued by the Borrower under the 2026 Note Indenture;

“2026 Note Indenture” means the trust indenture dated as of November 22, 2017 entered into by the Borrower, as note issuer, and The Bank of New York Mellon, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee;

(ii)

amending paragraphs (e) and (g) of the definition of “Consolidated EBITDA” by adding the phrase “, unusual or non-recurring” immediately after the word “extraordinary” in the first line of paragraph (e) and the second line of paragraph (g);

(iii)

deleting paragraph (a) of the definition of “Consolidated Net Income” in its entirety with the appropriate corresponding re-lettering of the remaining paragraphs (b) and (c) as (a) and (b), respectively;

(iv)	deleting the definition of “Consolidated Senior Debt” in its entirety and replacing it with the following:

“Consolidated Senior Debt” means, on any date of determination, the aggregate of the following (without duplication):

(a)	Debt included in the Obligations;

(b)	Cash Management Facility Indebtedness;

(c)	to the extent the same are due and payable and have not been paid as and when required by the Lender Swaps governing the same, the Swap Indebtedness;

(d)	Debt included in paragraph (k) of the definition of “Permitted Encumbrances”;

(e)	Debt included in the Operating Facility Indebtedness; and

(f)	Debt included in the obligations secured by the Permitted Encumbrances referenced in paragraphs (j), (p) and (s) of the definition thereof;

(v)	deleting the word “and” at the end of subparagraph (e)(ii) of the definition of “Convertible Debt” and inserting the following proviso directly beneath such subparagraph:

“provided, however, that notwithstanding the foregoing provisions of this paragraph (e) (but, for certainty, without limiting or affecting in any manner whatsoever the other provisions of this definition), such debentures or notes and the indenture or agreement governing the same may provide that an event of default under another indenture, agreement or instrument evidencing Debt of a Loan Party which has resulted in (A) Debt thereunder in excess of U.S.$50,000,000 being accelerated, and (B) the holders of such Debt being entitled to commence, and such holders having commenced, the enforcement of the security they hold for such Debt (if any) or the exercise of any other creditors’ remedies to collect such Debt, may constitute an “event of default” under and as defined in such debentures or notes and the indenture or agreement governing the same; and”;

(vi)	deleting paragraph (f) of the definition of “Debt” in its entirety and replacing it with the following:

“(f.1)	all obligations of such Person arising pursuant or in relation to bankers’ acceptances (including payment and reimbursement obligations in respect thereof);

(f.2)

all obligations of such Person arising pursuant or in relation to letters of credit and letters of guarantee, or indemnities issued in connection therewith, supporting or otherwise issued in respect of the indebtedness or other obligations of any other Person which would otherwise constitute Debt of such other Person within the meaning of this definition;

(f.3)	all obligations of such Person with respect to unreimbursed drawings under all other letters of credit and letters of guarantee;”;

(vii)	deleting the “;” at the end of paragraph (c) of the definition of “Excluded Taxes” and replacing it with “,”, and adding the following phrase as a new paragraph at the end of such definition:

“including, in each case, all interest and penalties with respect thereto;”;

(viii)	deleting the definition of “Federal Funds Rate” in its entirety and replacing it with the following:

“Federal Funds Rate” means, on any day, the rate per annum calculated by the Federal Reserve Bank of New York, based on such day’s federal funds transactions by depository institutions, as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time and as published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate, or, if such day is not a Business Day, such rate for the immediately preceding Business Day, for which the same is published or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent, acting reasonably; provided that if the Federal Funds Rate as determined above is less than zero on any day, then the Federal Funds Rate shall be deemed to be zero on such day;

(ix)	deleting the definition of “Material Subsidiary” in its entirety and replacing it with the following:

“Material Subsidiary” means any Subsidiary of the Borrower (i) referred to and meeting the criteria set forth in either or both of Section 9.1(u)(i) or 9.1(u)(ii), or (ii) designated by the Borrower as a Material Subsidiary in accordance herewith and as required by Section 9.1(u)(iii) or 9.1(u)(iv) or otherwise at the election of the Borrower;

(x)

(A) deleting the definition of “Sale/Leaseback” in its entirety, (B) deleting the words “and Sale/Leasebacks” where they appear on the fourth line of paragraph (p) of the definition of “Permitted Encumbrances”, (C) deleting the words “Purchase Money Security Interests, Capital Leases and Sale/Leasebacks” where they appear on the fifth and sixth lines of paragraph (p) of the definition of “Permitted Encumbrances” and replacing them with “Purchase Money Security Interests and Capital Leases”, and (D) deleting the words “or Sale/Leaseback” in the definition of “Security Interest”;

(xi)	deleting the definition of “Specified Unsecured Debt” in its entirety and replacing it with the following:

“Specified Unsecured Debt” means:

(a)	the 2021 Notes, the 2023 Notes, the 2024 Notes and the 2026 Notes; and

(b)	any indebtedness for borrowed money or any credit facility or credit facilities of a Loan Party (other than Debt owing to another Loan Party), in each case, in excess of U.S.$20,000,000 in aggregate, in each case, for which security has not been granted and in respect of which the lender or lenders thereof do not have a preferential interest by operation of law or otherwise over that of the Secured Lenders in the assets of such Loan Party, or in the assets formerly held by such Loan Party and transferred to such lender as part of such Debt transaction;

(xii)	deleting the pricing table in the definition of “Standby Fee Rate” in its entirety and replacing it with the following new pricing table:

Level	Consolidated Total Debt to Adjusted EBITDA Ratio	Standby Fees
I

IV
V
VI

(b)

Section 2.1(g) of the Credit Agreement is hereby amended by inserting the words “, except as disclosed to the Agent in writing,” immediately following the words “Material Adverse Effect” whey they appear on the fifth line of said Section 2.1(g).

(c)	Article 3 of the Credit Agreement is hereby amended by:

(i)	deleting the word “request” where it appears at the end of the second sentence of Section 3.3(a); and

(ii)	deleting the words “ten percent (10%)” where they appear in the first paragraph of Section 3.6 and replacing them with “twenty percent (20%)”.

(d)	Section 5.9 of the Credit Agreement and Section 27 of the Loan Party Guarantee are each hereby amended by adding the following new paragraph at the end of each such Section:

“The Borrower and each other Loan Party (a) acknowledges and confirms that it is able to calculate the yearly rate or percentage of interest payable under the Loan Documents based upon the methodology set out in the Credit Agreement and the other Loan Documents; and (b) irrevocably agrees to not plead or assert by way of defence or otherwise, in any proceeding related to the Loan Documents, that the interest payable hereunder and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to Section 4 of the Interest Act (Canada) or any other Applicable Law or principle.”.

(e)

Section 6.7(c) of the Credit Agreement is hereby amended by deleting the words “the Borrower” where they appear on the first line thereof and replacing them with “Subject to Section 9.1(u), the Borrower”.

(f)	Section 9.1(q) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(q) [Reserved];”.

(g)	Section 9.1(u) of the Credit Agreement is hereby amended by:

(i)	deleting the first paragraph thereof in its entirety and replacing it with the following:

“Material Subsidiaries: each of the Subsidiaries in subparagraphs (i) and (ii) below shall be Material Subsidiaries and, if and to the extent required by subparagraphs (iii) and (iv) below, the Borrower shall designate each of the Subsidiaries referred to therein as a Material Subsidiary and, in each case, shall cause each such Subsidiary to provide the Loan Guarantees and Security in accordance with the next paragraph of this Section 9.1(u):

(i)	any Subsidiary which guarantees (and has not then been or is not concurrently being released from its guarantee in respect of) any Debt which constitutes Specified Unsecured Debt;

(ii)	any other Subsidiary which:

(A)	is wholly-owned (directly or indirectly) by the Borrower;

(B)	is incorporated or formed under the laws of Canada or the United States (or any province, territory or state thereof); and

(C)	owns assets having a value of U.S. $25,000,000 or more (or the Equivalent Amount in any other currency);

(iii)

if the Borrower would not be in compliance with Section 9.1(s) after giving effect to subparagraphs (i) and (ii) above, then to the extent necessary to ensure such compliance, any other Subsidiary which:

(A)	is wholly-owned (directly or indirectly) by the Borrower;

(B)	is incorporated or formed under the laws of Canada or the United States (or any province, territory or state thereof); and

(C)	owns assets having a value of U.S. $10,000,000 or more; and

(iv)

if the Borrower would not be in compliance with Section 9.1(s) after giving effect to subparagraphs (i), (ii) and (iii) above and designating any other Subsidiaries which are wholly-owned (directly or indirectly) by the Borrower and incorporated or formed under the laws of Canada or the United States (or any province, territory or state thereof) which the Borrower chooses to designate, then to the extent necessary to ensure such compliance, any other Subsidiary which:

(A)	is wholly-owned (directly or indirectly) by the Borrower; and

(B)	is incorporated or formed under the laws of an Acceptable Foreign Jurisdiction.”;

(ii)	adding the following new paragraph immediately following subparagraph (iv) thereof:

“The Borrower shall cause the foregoing Loan Party Guarantees and Security to be provided within the following time periods:

(x)

in the case of a Subsidiary referred to in subparagraph (i) above, concurrently with the provision of any guarantee referred to therein if such Subsidiary was a Subsidiary of the Borrower at the time such guarantee was provided or within 45 days (or such longer period as may be agreed to by the Agent, acting reasonably) after such Subsidiary is acquired by the Borrower if such guarantee was provided prior to such acquisition;

(y)

in the case of a Subsidiary referred to in subparagraph (ii) above, within 45 days (or such longer period as may be agreed to by the Agent, acting reasonably) after the date any such Subsidiary meets all of the criteria set forth therein; and

(z)

in the case of a Subsidiary referred to in subparagraph (iii) or (iv) above, within 45 days (or such longer period as may be agreed to by the Agent, acting reasonably) after the end of the first Fiscal Quarter at which the Borrower would not be in compliance with Section 9.1(s) but for the designation of such Subsidiary (and other Subsidiaries to the extent required to comply therewith) and, for all purposes hereof, the Borrower shall not be in default of Section 9.1(s) if the designation of such Subsidiary (and other Subsidiaries to the extent required to comply therewith) and the provision of the Loan Party Guarantee and Security thereby is completed within such 45 day period (or longer period, if applicable).”.

(h)	Section 10.1(f) of the Credit Agreement is hereby amended by:

(i)	deleting the words “or threaten to make” where they appear in subparagraph (ii) thereof;

(ii)	inserting the word “or” at the end of subparagraph (iii) thereof;

(iii)	deleting the word “or” at the end of subparagraph (iv) thereof; and

(iv)	deleting subparagraph (v) thereof in its entirety.

(i)	Section 11.4(a) of the Credit Agreement is hereby amended by adding the following paragraphs at the end of such Section:

“If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:

(A)	the circumstances described in Section 11.4(a) have arisen and such circumstances are unlikely to be temporary;

(B)

the circumstances described in Section 11.4(a) have not arisen, but either (x) the applicable supervisor or administrator of Libor, or (y) a Governmental Authority having jurisdiction over the Agent, has made a public statement identifying a specific date after which Libor shall no longer be used for determining interest rates for loans (either such date, a “Libor Discontinuation Date”); or

(C)	a rate other than Libor has become a widely recognized benchmark rate for newly originated loans denominated in U.S. Dollars in the Canadian market,

then the Agent and the Borrower shall negotiate in good faith to select a replacement index for Libor and make adjustments to the Applicable Margin and other related amendments to this Agreement that shall give due consideration to the prevailing market practice for: (x) determining a rate of interest applicable to newly originated U.S. Dollar loans made in Canada at such time, and (y) transitioning existing loans from Libor-based interest rates to loans bearing interest calculated with reference to the new reference rate.

Upon an agreement being reached between the Agent and the Borrower pursuant to the immediately preceding paragraph, the Agent and the Borrower shall enter into an amendment to this Agreement that gives effect to the replacement reference rate of interest, adjustments to the Applicable Margin and such other related amendments as may be appropriate in the discretion of the Agent for the implementation and administration of U.S. Dollar loans bearing interest calculated with reference to the replacement index. Notwithstanding anything to the contrary in this Agreement or any other Loan Document (including Section 12.12), such amendment shall become effective at 5:00 p.m. (Calgary time) on the fifth Business Day after a copy of the amendment is provided to the Lenders and without any further action or consent of any other party to this Agreement, unless the Agent receives, on or before such date and time, a written notice from the Majority Lenders stating that such Lenders object to such amendment. If such replacement reference rate of interest agreed upon to replace Libor is ever less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

Until an amendment reflecting the transition to a new reference rate becomes effective as contemplated by this Section, each Drawdown, Conversion or Rollover of a Libor Loan shall continue to bear interest calculated with reference to Libor; provided that if the Agent determines (which determination shall be conclusive, absent manifest error) that a Libor Discontinuation Date has occurred, then following the Libor Discontinuation Date, until such time as an amending agreement adopting a new reference rate of interest becomes effective as contemplated by this Section:

(D)	any requested Drawdown by way of, Conversion into, or Rollover of, Libor Loans shall be deemed to be a request for a U.S. Base Rate Loan in the same principal amount; and

(E)

in respect of a maturing Libor Loan, in the event the Borrower fails to give, if applicable, a Conversion Notice with respect thereto specifying the Conversion of such Libor Loan on the last day of the applicable Libor Interest Period into a Loan other than a Libor Loan (and provided a valid Repayment Notice has not been delivered to the Agent in respect thereof), such maturing Libor Loan shall be converted on the last day of the applicable Libor Interest Period into a U.S. Base Rate Loan as if a valid Conversion Notice had been given to the Agent by the Borrower pursuant to the provisions hereof.

For certainty, upon the occurrence of a Libor Discontinuation Date, the U.S. Base Rate shall be determined without regard to paragraph (c) of the definition thereof.”.

2.5	Fees

(a)

Extension Fee. The Borrower hereby agrees to pay to the Agent, for each Lender (other than the New Lender), an extension fee in U.S. Dollars in an amount equal to              of the amount of each such Lender’s Commitment in effect after giving effect to the revisions set forth in Section 2.2.

(b)

New Lender Commitment Fee. The Borrower hereby agrees to pay to the Agent, for the New Lender, a commitment fee in U.S. Dollars in an amount equal to              of the amount of such New Lender’s Commitment set forth in Exhibit 1 hereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Amending Agreement, that:

(a)

the representations and warranties contained in Section 2.1 of the Credit Agreement (on the basis that this Amending Agreement is a Loan Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement), other than those stated to be made as at a specific date, are true and correct in all material respects with the same effect as if made as of the date hereof;

(b)

as at the date of this Amending Agreement, each Subsidiary which is required to be designated as a Material Subsidiary pursuant to the provisions of Section 9.1(u) of the Credit Agreement has been so designated (and for greater certainty, no Subsidiary (other than a Material Subsidiary) has, as at the date of this Amending Agreement, guaranteed the Borrower’s obligations under the 2021 Notes, the 2023 Notes, the 2024 Notes or the 2026 Notes or under any other unsecured bonds, notes, debentures or other debt instruments issued under a note indenture, trust indenture or other similar document and which constitute Specified Unsecured Debt and is included in the computation thereof), and as at the date of this Amending Agreement, the following constitute all of the Material Subsidiaries and their respective governing jurisdictions:

Governing
Name	Jurisdiction
Precision Diversified Oilfield Services Corp.	Alberta
Precision Limited Partnership	Alberta
Precision Drilling Canada Limited Partnership	Alberta
Grey Wolf International Drilling Corporation	Canada
Precision Employment Services Corp.	Alberta
Precision Drilling, Inc.	Delaware
DI Energy, Inc.	Texas
Grey Wolf International, Inc.	Texas
Precision Drilling Holdings Company	Nevada
Precision Drilling LLC	Louisiana
Precision Drilling Company, LP	Texas
Murco Drilling Corporation	Delaware
DI/Perfensa Inc.	Texas
PD Supply Inc.	Texas
Precision Drilling (US) Corporation	Texas
Precision Completion & Production Services Ltd.	Delaware
Precision Directional Services Ltd.	Alberta
Precision Directional Services, Inc.	Texas

(c)

as at the date of this Amending Agreement, the only Secured Documents (other than the Credit Agreement, any Lender Swaps and any Cash Management Facility Agreements) are the Operating Facility Agreements described in paragraphs (a), (b) and (c) of the definition of Operating Facilities; and

(d)

as at the date of this Amending Agreement, all Deposited Cash is held on deposit with (i) RBC, The Bank of Nova Scotia, The Toronto-Dominion Bank, ATB Financial and HSBC Bank Canada in Canada and (ii) Wells Fargo Bank, N.A. and Zions Bancorporation N.A. dba Amegy Bank in Texas.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Conditions Precedent

The effectiveness of this Agreement is subject to the following conditions precedent being satisfied:

(a)	as of the date hereof, there exists no Default or Event of Default;

(b)	as of the date hereof, the representations and warranties referred to in Section 3.1 hereof are true and correct in all material respects;

(c)	the Agent has received, in form and substance satisfactory to the Agent and the Lenders (acting reasonably), the following:

(i)	a duly executed copy of this Amending Agreement in sufficient numbers for distribution to each of the Lenders; and

(ii)	such other documents and documentation which the Agent may reasonably request; and

(d)	the Agent has received, for its benefit or the benefit of the Lenders, as applicable, payment from the Borrower of the fees contemplated by Section 2.5.

4.2	Waiver of a Condition Precedent

The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent with the prior consent of all Lenders in whole or in part, with or without terms or conditions.

ARTICLE 5

MISCELLANEOUS

5.1	Ratification

This Amending Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement. Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

5.2	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Amending Agreement.

5.3	Governing Law

This Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.4	Time of Essence

Time shall be of the essence of this Amending Agreement.

5.5	Counterpart and Electronic Execution

This Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or electronic signatures, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Amending Agreement to be duly executed as of the date first above written.

PRECISION DRILLING CORPORATION

Per:	/s/ Carey Ford
Name:	Carey Ford
Title:	Senior Vice President & Chief Financial Officer

Per:	/s/ Wane Stickland
Name:	Wane Stickland
Title:	Vice President, Finance and Treasurer

[Signature Page to Third Amending Agreement]

ROYAL BANK OF CANADA,
as Agent

Per:	/s/ Yvonne Brazier
Name:	Yvonne Brazier
Title:	Manager, Agency Services

[Signature Page to Third Amending Agreement]

ROYAL BANK OF CANADA,
as Lender

Per:	/s/ Maria Hushovd
Name:	Maria Hushovd
Title:	Authorized Signatory

[Signature Page to Third Amending Agreement]

ATB FINANCIAL,
as Lender

Per:	/s/ Tyler Malden
Name:	Tyler Malden
Title:	Director, Energy

Per:	/s/ Stephen Uwazota
Name:	Stephen Uwazota
Title:	Associate Director

[Signature Page to Third Amending Agreement]

THE BANK OF NOVA SCOTIA,
as Lender

Per:	/s/ Albert Kwan
Name:	Albert Kwan
Title:	Director

Per:	/s/ Chelsea McCune
Name:	Chelsea McCune
Title:	Associate

[Signature Page to Third Amending Agreement]

CREDIT SUISSE AG, TORONTO BRANCH,
as Lender

Per:	/s/ Chris Gage
Name:	Chris Gage
Title:	Authorized Signatory

Per:	/s/ Szymon Ordys
Name:	Szymon Ordys
Title:	Authorized Signatory

[Signature Page to Third Amending Agreement]

EXPORT DEVELOPMENT CANADA,
as Lender

Per:	/s/ Shaun Enright
Name:	Shaun Enright
Title:	Financing Manager

Per:	/s/ Christopher Wilson
Name:	Christopher Wilson
Title:	Senior Financing Manager

[Signature Page to Third Amending Agreement]

HSBC BANK CANADA,
as Lender

Per:	/s/ Dieter Stefely
Name:	Dieter Stefely
Title:	Director, Banking, HSBC Bank Canada Signature #048455 (A)

Per:	/s/ Jason Lang
Name:	Jason Lang
Title:	Director, Global Banking
039729

[Signature Page to Third Amending Agreement]

THE TORONTO-DOMINION BANK,
as Lender

Per:	/s/ Kathryn Gislason
Name:	Kathryn Gislason
Title:	Manager Commercial Credit

Per:	/s/ Alanna Cash
Name:	Alanna Cash
Title:	Senior Analyst
Commercial National Accounts

[Signature Page to Third Amending Agreement]

CANADIAN WESTERN BANK,
as Lender

Per:	/s/ Kuno Ryckborst
Name:	Kuno Ryckborst
Title:	Senior Manager, Energy Lending

Per:	/s/ Mert Dalaman
Name:	Mert Dalaman
Title:	Account Manager, Energy & Corporate Banking

[Signature Page to Third Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,
as Lender

Per:	/s/ Oliver Sumugod
Name:	Oliver Sumugod
Title:	Director

Per:	/s/ Matt van Remmen
Name:	Matt van Remmen
Title:	Managing Director

[Signature Page to Third Amending Agreement]

WELLS FARGO BANK, N.A.,
as Lender

Per:	/s/ Robert Corder
Name:	Robert Corder
Title:	Director

Per:
Name:
Title:

[Signature Page to Third Amending Agreement]

ZIONS BANCORPORATION N.A. dba
AMEGY BANK,
as Lender

Per:	/s/ Rachel Pletcher
Name:	Rachel Pletcher
Title:	Vice President

Per:
Name:
Title:

[Signature Page to Third Amending Agreement]

NATIONAL BANK OF CANADA,
as Lender

Per:	/s/ Luke Puxley
Name:	Luke Puxley
Title:	Authorized Signatory

Per:	/s/ Mark Williamson
Name:	Mark Williamson
Title:	Authorized Signatory

[Signature Page to Third Amending Agreement]

CONSENT AND ACKNOWLEDGEMENT

For value received, the undersigned hereby consent and agree to the terms of the above Amending Agreement and the transactions contemplated thereby and confirm that the Loan Party Guarantee and Security granted by each of the undersigned remain in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the “Guarantor Obligations” referred to in the Loan Party Guarantee and the “Secured Obligations” referred to in the Security include, without limitation, all obligations of the Borrower under the Amended Credit Agreement (or, as applicable, the Loan Party Guarantee in respect thereof).

Dated as of the date first written above.

PRECISION DRILLING CORPORATION		PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

Per:	/s/ Darren Ruhr	Per:	/s/ Darren Ruhr
Name:	Darren Ruhr	Name:	Darren Ruhr
Title:	Chief Administrative Officer	Title:	Director

PRECISION LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP.		PRECISION DRILLING CANADA LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

Per:	/s/ Darren Ruhr	Per:	/s/ Darren Ruhr
Name:	Darren Ruhr	Name:	Darren Ruhr
Title:	Director	Title:	Director

GREY WOLF INTERNATIONAL DRILLING CORPORATION		PRECISION EMPLOYMENT SERVICES CORP.

Per:	/s/ Darren Ruhr	Per:	/s/ Darren Ruhr
Name:	Darren Ruhr	Name:	Darren Ruhr
Title:	Director	Title:	Director

[Signature Page to Third Amending Agreement]

PRECISION DIRECTIONAL SERVICES LTD.

Per:	/s/ Darren Ruhr
Name:	Darren Ruhr
Title:	Director

PRECISION DRILLING, INC.		DI ENERGY, INC.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

GREY WOLF INTERNATIONAL, INC.		PRECISION DRILLING HOLDINGS COMPANY

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

PRECISION DRILLING LLC		PRECISION DRILLING COMPANY, LP by its General Partner PRECISION DRILLING HOLDINGS COMPANY

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

MURCO DRILLING CORPORATION		DI/PERFENSA INC.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

[Signature Page to Third Amending Agreement]

PD SUPPLY INC.		PRECISION DRILLING (US) CORPORATION

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

PRECISION COMPLETION & PRODUCTION SERVICES LTD.		PRECISION DIRECTIONAL SERVICES, INC.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

[Signature Page to Third Amending Agreement]

EXHIBIT 1 TO THE THIRD AMENDING AGREEMENT

DATED AS OF NOVEMBER 30, 2018

Schedule A to the Amended and Restated Credit Agreement dated as of April 15, 2016 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

COMMITMENTS AND ADDRESSES

LENDER	FRONTED LC COMMITMENT	COMMITMENT
Royal Bank of Canada	U.S.	U.S.
Suite 3900, 888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attention: Director
Fax No.: (403) 292-3234
ATB Financial
600, 585 – 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: Director, Energy
Fax No.: (403) 974-5784
The Bank of Nova Scotia
2000, 700 – 2nd Street S.W.
Calgary, Alberta
T2P 2W1

Attention: Director
Fax No.: (403) 221-6497
Credit Suisse AG, Toronto Branch
1 First Canadian Place, Suite 2900 P.O. Box 301 Toronto Ontario M5X 1C9	for Letters of Credit other than documentary letters of credit

Attention: Director Fax No.: (416) 352-4576	for Letters of Credit constituting documentary letters of credit.

LENDER	FRONTED LC COMMITMENT	COMMITMENT
Export Development Canada
150 Slater Street
Ottawa, Ontario
K1A 1K3

For Administrative matters:

Attention: Loan Services
Fax No.: (613) 598-2514

For credit related matters:

Attention: Asset Management
Fax No.: (613) 598-3186
HSBC Bank Canada
8th Floor, 407 – 8th Avenue S.W.
Calgary, Alberta
T2P 1E5

Attention: Corporate & Institutional Banking
Fax No.: (403) 693-8616
The Toronto-Dominion Bank
1100, 421 – 7th Avenue SW
Calgary, Alberta
T2P 4K9

Attention: Director
Fax No.: (403) 292-1317
Canadian Western Bank
606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Energy & Corporate Banking
Fax No.: (403) 264-1619
Fédération des caisses Desjardins du Québec
1170, Rue Peel, Bureau 600
Montréal, Québec
H3B 0B1

Attention: Senior Manager/Vice-President
Fax No.: (403) 532-6641

LENDER	FRONTED LC COMMITMENT	COMMITMENT
National Bank of Canada
Suite 1800, 311 - 6th Avenue S.W.
Calgary, Alberta T2P 3H2

Attention: Director, Energy Group
Fax No.: (403) 294-3078
Wells Fargo Bank, N.A.
9th Floor, 1000 Louisiana Street
Houston, Texas 77002

Attention: Manager
Fax No.: (713) 739-1087
Zions Bancorporation N.A. dba Amegy Bank		`
400, 4400 Post Oak Pkwy
Houston, Texas 77027

Attention: Vice President
Fax No.: (713) 693-7560

Total	U.S. $200,000,000	U.S. $500,000,000